# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INVESCO MUNICIPAL TRUST, CIK 0000877463
CUSIP: 46131J707
Title of class of securities: VARIABLE RATE MUNI TERM PREFERRED SHARES
Address of issuer's principal executive offices: 1331 SPRING STREET N.W., SUITE 2500, ATLANTA, Georgia (GA), 30309
Date of event which requires filing of this statement: 08/01/2025
Amends the filing with accession number 0001654954-23-009396
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments,, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- TORONTO DOMINION INVESTMENTS, INC. (CIK 0001344146): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,064; sole dispositive power 0; shared dispositive power 2,064; aggregate amount beneficially owned 2,064 (100% of the class)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC. (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,064; sole dispositive power 0; shared dispositive power 2,064; aggregate amount beneficially owned 2,064 (100% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,064; sole dispositive power 0; shared dispositive power 2,064; aggregate amount beneficially owned 2,064 (100% of the class)
- THE TORONTO-DOMINION BANK (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,064; sole dispositive power 0; shared dispositive power 2,064; aggregate amount beneficially owned 2,064 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE MUNI TERM PREFERRED SHARES
Name of issuer: INVESCO MUNICIPAL TRUST
Address of issuer's principal executive offices: 1331 SPRING STREET N.W., SUITE 2500, ATLANTA, Georgia (GA), 30309
Comment:
This Amendment No. 2 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated October 8, 2020 and filed with the SEC on July 21, 2022 (the "Original Statement") as amended by Amendment No. 1 to the Original Statement dated July 17, 2023 and filed with the SEC on July 19, 2023, for Toronto Dominion Investments, Inc. ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. ("TDH"), TD Group US Holdings LLC ("TD GUS"), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to the Variable Rate Muni Term Preferred Shares ("VMTP Shares") of Invesco Municipal Trust (the "Issuer" or the "Company"). The Issuer's principal executive offices are located at 1555 Peachtree Street, Atlanta, Georgia, 30309.

This Amendment is being filed in relation to the redemption by the Issuer on August 1, 2025 of 364 VMTP Shares (CUSIP No. 46131J707) of the Issuer held by TDI.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Statement is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:
As of August 1, 2025, the Reporting Persons beneficially will own an aggregate of 2,064 VMTP Shares representing 100% of the outstanding VMTP Shares of the Issuer. The 2,064 VMTP Shares reported herein consist of 2,064 VMTP Shares over which TDI is the record and beneficial owner. TDH is the sole owner of TDI and accordingly beneficially owns the VRDP Shares held by TDI. TD GUS is the sole owner of TDH and accordingly beneficially owns the VRDP Shares held by TDI. TD is the sole owner of TD GUS and accordingly beneficially owns the VRDP Shares held by TDI.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Statement is hereby amended by deleting Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Certificate for TD

99.3 Secretary's Certificate for TD GUS"

## Signatures
- TORONTO DOMINION INVESTMENTS, INC.: /s/ Laura Beard, Laura Beard/President & Chief Financial Officer (08/07/2025)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC.: /s/ Laura Beard, Laura Beard/Vice President & Chief Financial Officer (08/07/2025)
- TD GROUP US HOLDINGS LLC: /s/ Salma Salman, Salma Salman/Senior Vice President and Chief Financial Officer TD AMCB (08/07/2025)
- THE TORONTO-DOMINION BANK: /s/ Laura Beard, Laura Beard/Vice President Finance TDS (US) (08/07/2025)